Loeb & Loeb LLP 2206-19 Jardine House 1 Connaught Place, Central Hong Kong Tel +852 3923 1111 Fax +852 3923 1100 Email HongKong@loeb.com	樂博律師事務所有限法律責任合夥 香港中環康樂廣場1號 怡和大廈2206-19室 電話 +852 3923 1111 傳真 +852 3923 1100 電郵 HongKong@loeb.com

August 31, 2022

Via Edgar Transmission Mr. William Schroeder Securities and Exchange Commission Division of Corporation Finance Office of Finance Washington, D.C. 20549

Re:	Lion Group Holding Ltd. (the “Company”) Form 20-F filed March 31, 2021 Form 20-F filed April 22, 2022 Response dated October 7, 2021 File No. 001-39301

Dear Mr. Schroeder:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated August 11, 2022 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Form 20-F filed on April 22, 2022 (the “Form 20-F”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Form 20-F filed April 22, 2022

Part I., page 1

1.	We note on page F-11 that in May 2021 you formed and have a 100% equity ownership in Lion Group (Hangzhou) Investment Limited which is domiciled in China. Please address the following:

●	Tell us in detail and revise future filings to clarify the specific PRC laws or regulations that allow for your direct investment in this Chinese entity and clarify the type of operations of this entity;

●	Tell us how you considered if you were required to use contractual agreements with a variable interest entity related to this Chinese entity; and

●	In future filings please revise your disclosure throughout your filing to provide specific and prominent disclosure about any incremental risks from your investment in this or other China-based companies.

Please see Sample Letter to China-Based Companies on SEC.gov for a discussion of the risks associated with investing in China-based companies and related disclosure considerations.

Los Angeles      New York      Chicago      Nashville      Washington, DC      San Francisco      Beijing      Hong Kong      www.loeb.com

Response: The Company’s substantial operation is based in Singapore, Hong Kong and the Cayman Islands. Lion Group (Hangzhou) Investment Limited, the PRC subsidiary of the Company in China, was established solely for purpose of passive equity investment in China with no substantial business activities of itself. As of the date of this response, Lion Group (Hangzhou) Investment Limited does not have any operations or investment other than holding 25% of the partnership interest in Hangzhou Qianlan Enterprise Management Partnership (Limited Partnership)..

The Foreign Investment Law of the PRC, or the Foreign Investment Law, adopted by the National People’s Congress in March 2019 and became effective on January 2020, grants pre-establishment national treatment to foreign investors to make investment in China, so long as such investment does not violate the “negative list”. The negative list currently effective is the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2021 Edition), or the Negative List 2021, which became effective on January 1, 2022. Any industry not listed in the Negative List 2021 shall be deemed as permitted industry and generally open to the foreign investment unless specifically prohibited or restricted by the PRC laws and regulations. Pursuant to these regulations, there are no restrictions on foreign investment in establishing subsidiaries and passive equity investment in a limited partnership. As a result, our PRC subsidiary does not require VIE structure or other contractual arrangements for its current operation and the Company holds 100% equity interests in Lion Group (Hangzhou) Investment Limited through Lion Wealth Limited.

The Company acknowledges the Staff’s comment and will revise its disclosure throughout its future filings to provide specific and prominent disclosure about any incremental risks from its investment in this or other China-based companies.

The PRC government may intervene or influence our business operations at anytime..., page 34

2.	Please revise future filings to disclose how you determined that you are not subject to preapproval requirements of CAC or CSRC. If you relied on the advice of counsel in making this determination, please identify counsel and file their consent. If you did not consult counsel in making these determinations, please explain why you did not obtain the advice of counsel. Also, if true, disclose that your determination is based on a risk-based analysis; and include a related risk factor disclosure.

Response: The Company acknowledges the Staff’s comment and will revise its disclosure throughout its future filings to disclose how it determined that it is not subject to preapproval requirements of CAC or the China Securities Regulatory Commission, CSRC. As advised by the Company’s PRC legal counsel, JunHe LLP, based on their understanding of the current PRC laws, rules and regulations that the CSRC’s approval is not required under the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, for the Company’s listing and trading of the Company’s securities on Nasdaq, given that its PRC subsidiary was incorporated as wholly foreign-owned enterprises by means of direct investment rather than by merger or acquisition of equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules, that are beneficial owners of the Company. However, the Company’s PRC counsel has further advised the Company that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. Furthermore, on December 24, 2021, the CSRC published the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or, collectively, the Draft Overseas Listing Regulations, which set out the new regulatory requirements and filing procedures for Chinese companies seeking direct or indirect listing in overseas markets. The Draft Overseas Listing Regulations set out new filing procedures for China-based companies seeking direct or indirect listings and offerings in overseas markets. The Draft Overseas Listing Regulations require that China-based companies seeking to offer and list securities in overseas markets complete certain post-application / post-listing filing procedures with the CSRC. The Draft Overseas Listing Regulations do not require a China-based company including the Company to obtain the CSRC’s pre-approval before it applies for or completes a listing or offering of securities in overseas markets. However, the Draft Overseas Listing Regulations were released only for public comments and their provisions and anticipated adoption date are subject to changes and their interpretation and implementation remain uncertain.

In December 2021, the Cybersecurity Administration Committee, or CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services and network platform operators that carry out data processing activities that affect or may affect national security should be subject to the cybersecurity review. The Cybersecurity Review Measures further stipulates that network platform operators that possess personal information of more than one million users shall apply for cybersecurity review before seeking to list in a foreign stock exchange. Moreover, in November 2021, the CAC released the Administration Regulations on the Cyber Data Security (Draft for Comments), or the Draft Cyber Data Regulations. Pursuant to the Draft Cyber Data Regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing in foreign stock exchange for data processors that process personal information of more than one million users and (ii) any data processing activity that affects or may affect national security. In addition, the Draft Cyber Data Regulations requires that data processors that process “critical data” or are listed overseas shall conduct annual data security assessment and submit the assessment report of the preceding year to the municipal cybersecurity department. As of the date of this response, the Draft Cyber Data Regulations was released for public comment only, and their respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty. Although the substantial operation of the Company is based in Hong Kong and the Cayman Islands and all of the data and personal information it collected are stored in servers outside mainland China, the Company launched its apps in the app stores of China and most of its users are PRC citizens, which may subject the Company to certain laws and regulations in China. Recent cybersecurity regulations mandate clearance of cybersecurity review of internet platform operator holding personal information of more than one million users before applying for listing at a foreign stock exchange, and relevant governmental authorities in the PRC may initiate cybersecurity review if they determine an operator’s data processing activities affect or may affect national security. However, it remains unclear as to whether relevant requirements will be applicable to companies that have already been listed in the United States, such as the Company , and the laws and regulations then effective as of the listing did not require any issuer to obtain pre-approval from CAC before listing at a foreign stock exchange. As of the date of this response, the Company does not hold personal information of more than one million users and its business activities does not involve risk factors regarding national security as stipulated in the Cybersecurity Review Measures. The Company has not been informed by any government authorities that it is deemed as a critical information infrastructure operator, and the Company has not received any inquiry or notice of and is not currently subject to any proceedings initiated by the CAC. Based on the foregoing and as advised by its PRC legal counsel, JunHe LLP, the Company believes that that it is not required to apply for pre-approval from CAC for its listing on Nasdaq and it is not subject to mandatory application requirement for cybersecurity review. However, no detailed rules or implementation rules regarding the cybersecurity review have been issued and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. In determining that the regulations or policies that have been issued by the CSRC or CAC to date are not applicable to the Company’s business and listing on Nasdaq, the Company has relied on the advice of PRC counsel, whose consent is provided to the Staff with this response at Appendix 1.

CFD Trading Services, page 62

3.	Noting the disclosure in Note 12 on page F-28 that you did not have any unrealized gain or losses from open CFD positions at December 31, 2021, please tell us and revise future filings to discuss why there is no unrealized amount recognized at period end and clarify where realized gains and losses are recognized and presented at period end. For example, please clarify if CFD’s are exchange-traded or OTC and the settlement structure if relevant to understanding the impact on your balance sheet or risk related to these trades.

Response: Unrealized gain from open CFD positions at December 31, 2021 was $5,717. The Company did not have a significant number of open CFD positions at year end and the dollar amount of the total unrealized gain/loss was not material to the consolidated financial statements taken as a whole. The realized gains and losses are recorded in the line item “Trading gains” in the consolidated statements of operations and comprehensive income (loss) at period end. All CFD’s are OTC instruments.

The Company proposes to include the following revised disclosures for the periods presented in future filings:

A summary of the Group’s open CFD positions at December 31, 2021 is as follows:

	Fair Value	Fair Value	Net
Description	of Asset	of Liability	Amount

Foreign Currency CFDs	$4	$-	$4
Stock Indices CFDs	60	-	60
	$64	$-	$64

A summary of the Group’s open CFD positions at December 31, 2020 is as follows:

	Fair Value	Fair Value	Net
Description	of Asset	of Liability	Amount

Foreign Currency CFDs	$85	$-	$85
Stock Indices CFDs	4,453	-	4,453
Commodities CFDs	524	(10,715)	(10,191)
	$5,062	$(10,715)	$(5,653)

TRS Trading Business, page 64

4.	Please revise future filings to include a diagram that illustrates your TRS trading business and enhance your disclosure to explain the different TRS trading activities including how revenue is generated, similar to the disclosure you provide for CFD transactions on pages 62 through 64. Also clarify if you serve as a broker or as a counterparty in TRS trades, if they are exchange traded or OTC, and clarify how any TRS positions held at period end are recognized in your balance sheet. Also, clarify the settlement structure if relevant to understanding the impact on your balance sheet or risk related to these trades. Please include a draft of your proposed disclosures in your response.

Response: We entered into the International Swaps and Derivatives Association (“ISDA”) agreements and related supplementary agreements with our clients and counterparties, respectively. Our TRS trading counterparties are the swap traders in China, such as China International Capital Corporation (“CICC”) and Guotai Junan. We compiled and maintained a list of stock eligible for clients’ trading (called “Share Basket Report”). The list currently consists of the shares listed on Hong Kong Stock Exchange, shares listed on Shanghai Stock Exchange eligible for trading through northbound trading of Shanghai-Hong Kong Stock Connect and shares listed on Shen Zhen Stock Exchange eligible for trading through northbound trading of Shenzhen-Hong Kong Stock Connect as provided by the Hong Kong Exchanges and Clearing Limited from time to time (collectively “Stock Connect A Shares”). We selected certain eligible stock to include in the Share Basket Report based on certain criteria, such as market cap, daily average trading volume and financial performance etc.

When our clients placed an order for TRS trades on certain stock selected from the Share Basket Report, we placed the same order back-to-back with our TRS counterparties for execution. The clients are entitled for all the gains or losses and dividends arising from the underlying stock. We did not generate gains or losses from the clients’ trading positions. On the other hand, when the clients placed a trade order and made margin deposits with us, we provided them with leverage by borrowing funds from our counterparties. We charged our clients a higher interest rate and generated revenue from the interest spread.

We serve as a broker in clients’ TRS trades and the trades are executed over the counter. We recognized the receivables arising from the TRS trading service in an amount generally equal to the market value of the shares in the line item of “Receivables from broker-dealers and clearing organizations”. On the liabilities side, net loans borrowed from TRS counterparties are included in the line item of “payables to broker-dealers and clearing organizations”, and clients’ margin deposits and holding gains and losses on the underlying stock are included in the line item of “Payable to customers”.

The total rate of return of a portfolio of the underlying assets on which a swap is based may exhibit substantial volatility and may be positive or negative in any given period. In the event that the total rate of return is negative and Lion is receiving the total rate of return of that portfolio of underlying assets in its part of a swap agreement, we would be required to make a payment to our counterparty in addition to that required on the other part of the swap agreement. We closely monitor the market value fluctuation of the underlying shares in our clients’ trades and set our market risk limit in accordance with our risk management policies, and require additional margin from our clients when the risk is above our market risk limit.

Below is a diagram illustrating the Company’s TRS trading business.

ISDA agreements
Revenue for Lion: Interest spread
Funding
Counterparties CICC / GTJA
Total return (appreciation + dividends )
LION
Interest
Margin
ISDA agreements
Margin
Total return
Gains and losses + dividends
Interest plus spread
Underlying assets (stock)
Lion's clients

1

The Company acknowledges the Staff’s comment and will revise its disclosure throughout its future filings.

5.	Please tell us and revise future filings to further explain what “A-Share” and “Hong Kong stock basket” represent.

Response: A-Share means the stocks that are denominated in Renminbi and traded in Shanghai and Shenzhen Stock Exchange in PRC. Hong Kong stock means the stocks that are traded in Hong Kong Exchange. Please refer to the response to the comment#4 for the share basket.

The Company acknowledges the Staff’s comment and will revise its disclosure throughout its future filings to further explain what “A-Share” and “Hong Kong stock basket linked TRS.”

Item 5. Operating and Financial Review and Prospects, page 85

6.	Please revise your Operating and Financial Review and Prospects section in future filings to include a discussion of your financial condition and changes in financial condition for each of the periods presented. Refer to Item 5 of Form 20-F for guidance. Please include a draft of your proposed disclosures for the periods presented in your response.

Response: The Company proposes to include the following revised disclosures for the periods presented in future filings:

B. Liquidity and Capital Resources

To date, our principal sources of liquidity have been cash generated from our operations, capital injections by our shareholder, and debt or equity financing activities. The following table presents the Company’s unrestricted cash and short-term investments as of the years ended December 31, 2021, 2020 and 2019. Our unrestricted cash primarily consist of cash on hand and cash deposited with banks which are unrestricted for withdrawal or use. The short-term investments we held are mainly equity securities listed on Hong Kong Stock Exchange. The Company did not have available and unused external source of liquidity as of the years ended December 31, 2021, 2020 and 2019.

	Year ended December 31,
	2021	2020	2019
	US$	US$	US$

Unrestricted cash	$15,098,151	$3,426,467	$6,388,978
Short-term investments	15,900,369	17,622	180,201
	$30,998,520	$3,444,089	$6,569,179

We have been able to meet our working capital needs in the past, and based on our current operating plan, we expect that our existing unrestricted cash and short-term investments and our anticipated cash flows from operations will be sufficient to meet our anticipated cash needs for the next 12 months. In the long term, our working capital needs will depend on many factors, including the rate of our business and revenue growth, the timing of our various expenditures and cash provided by and used in operating, investing and financing activities and capital expenditures.

To the extent our unrestricted cash, short-term investments and cash flow from operating activities are insufficient to satisfy its liquidity needs in accordance with our strategic plan in the future, we may determine to raise additional funds through the sale of equity or convertible debt securities. If additional funding is necessary or desirable, however, we may not be able to effect an equity or debt financing in amounts or on terms acceptable to us or at all. If we are unable to raise additional capital when needed, its results of operations and financial condition would be materially and adversely impacted.

The following table presents our cash and cash equivalents held in various currencies as of the years ended December 31, 2021, 2020 and 2019. We closely monitor our cash balance and future payments obligations by preparing monthly cash balance and fund requirement reports to provide a timely overview of our overall cash position and liquidity and risk control measurements. Such reports are reviewed by our chief financial officer and chief executive officer.

	Year ended December 31,
	2021	2020	2019
	US$	US$	US$

Held in USD	$9,195,207	$1,878,055	$2,212,350
Held in HKD	5,781,609	1,424,879	4,096,460
Held in RMB	12,477	1,610	$311
Held in SGD and other currencies	108,858	121,923	79,857
Total cash and cash equivalents	$15,098,151	$3,426,467	$6,388,978

As of December 31, 2021, 2020 and 2019, 0.07%, nil and nil of our cash and cash equivalents were held in China. See “Transfers of Cash from Our Subsidiaries to the Company” below for the ability of subsidiaries to transfer funds to the holding company.

Regulatory Capital Requirements

We are required to hold sufficient regulatory capital at both group and individual entity level to cover our risk exposures, among other financial obligations imposed by regulatory authorities in the multiple jurisdictions where our subsidiaries operate. The following table illustrates the minimum regulatory capital as established by the HKSFC, the Insurance Association (Hong Kong), the CIMA and MAS that our subsidiaries were required to maintain as of December 31, 2021, 2020 and 2019 and the actual amounts of capital that were maintained.

	As of December 31, 2019		As of December 31, 2020		As of December 31, 2021
	Minimum Regulatory Capital Requirements	Capital Levels Maintained	Minimum Regulatory Capital Requirements	Capital Levels Maintained	Minimum Regulatory Capital Requirements	Capital Levels Maintained	Excess Net Capital	Percent of Requirement Maintained
Operating Subsidiaries
Lion International Securities Group Limited	$385,245	$1,107,110	$386,927	$1,043,803	$384,736	1,231,361	846,625	320%
Lion Futures Limited	385,245	895,077	386,927	948,872	384,736	1,241,548	856,812	323%
Lion Asset Management Limited	12,842	54,185	12,898	27,770	12,825	53,199	40,374	415%
BC Wealth Management Limited	12,842	206,430	12,898	468,279	12,825	285,086	272,261	2223%
Lion International Financial (Singapore) Pte. Ltd.			-	-	739,694	1,073,516	333,822	145%
Lion Brokers Limited	840,267	3,616,599	537,164	8,426,049	5,821,258	19,632,458	13,811,200	337%
Total	$1,636,441	$5,879,401	$1,336,814	$10,914,773	$7,356,074	$23,517,168	$16,161,094	320%

As of December 31, 2021, 2020 and 2019, all of our operating subsidiaries were in compliance with their respective regulatory capital requirements.

Cash Flows

(No revision)

Transfers of Cash from Our Subsidiaries to the Company

(No revision)

Financing Arrangements

The following is a summary of our borrowings and redeemable securities as of December 31, 2021, 2020 and 2019, which were obtained for working capital purpose.

	Year ended December 31,			Interest	Maturity Date
	2021	2020	2019	rate or	or Redemption
Outstanding principal amount	US$	US$	US$	Dividend Rate	Date

Short-term borrowings	$-	$293,905	$1,412,570	12%, 13%	Februry 2021
Short-term borrowings from related party	-	-	128,415	12%	Februry 2020
Minority shareholder loan	100,000	-	-	0%	None
Convertible debenture (1)	-	1,600,000	-	9%	June 2023
Series B Convertible Preferred Shares (1)	4,000,000	-	-	8%	December 2024
	$4,100,000	$1,893,905	$1,540,985

(1)	The securities are convertible into ADSs since the issuance at the holder’s election.

Operating Lease Commitments

The following table sets forth our operating lease commitments as of December 31, 2021. Our lease obligations primarily comprise future aggregate minimum lease payments in respect of office premises under non-cancellable lease agreements.

	Payments Due by Period
	Total	Short-term leass than 1 Year	Long-term over 1 year
Operating lease obligations	$1,531,370	$664,583	$866,787

Other than the Financing Arrangements and Operating Lease Commitments above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2021.

Capital Expenditures

Our capital expenditures are primarily incurred for purchase of property, equipment and copyrighted trading software programs. Our capital expenditures were US$10.2 million in 2021, US$6.0 million in 2020 and US$25,000 in 2019. Although we did not have significant commitments for capital expenditures as of December 31, 2021 and subsequently, we will continue to make capital expenditures to meet the growth of our business when needed. We intend to fund our future capital expenditures with our existing cash balance and proceeds from our debt or equity financing activities.

Revenue - Trading gains/losses, page 92

7.	Please tell us and revise future filings to disclose the trading gain (loss) related (i) your managed flow portfolio trading positions where you act as counterparty to your clients’ trades from your CFD trading services, (ii) your dealing bid/offer spreads on your clients’ CFD transactions, and (iii) trading gains/(losses) from your proprietary TRS trading activities on your own accounts for each period presented.

Response: The Company will include the information as showed in the following table in future filings with regards to the details of trading gains/(losses). The line of CFD trading gains/(losses) is derived from (i) our managed flow portfolio trading positions where we act as counterparty to our clients’ trades from our CFD trading services, and (ii) our dealing bid/offer spreads on our clients’ CFD transactions. The line of TRS trading gains/(losses) is derived from our proprietary TRS trading activities on our own accounts. The line of Other trading gains/(losses) is derived from other business, for the year ended December 31, 2021 it included trading losses of US$50,000 realized from OTC call options we sold to our customers and trading gains of US$596,000 realized from exchange-traded stock.

	Year ended December 31,
	2021		2020		2019
	US$	%	US$	%	US$	%

CFD trading gains/(losses)	4,374,807	28.3	1,883,958	102.7	1,793,810	100.6
TRS trading gains/(losses)	10,523,974	68.1	13,157	0.7	-	-
Other trading gains/(losses)	546,138	3.6	(63,240)	(3.4)	(11,060)	(0.6)
Total	15,444,919	100.0	1,833,875	100.0	1,782,750	100.0

Note 12 - Derivatives, page F-28

8.	Please revise future filings to include the information required by ASC 815-10-50-4F or - 4CC, as applicable or tell us why you believe you have met the disclosure requirement. Please also see guidance in ASC 815-10-55-182 through -184.

Response: The Company proposes to include the following revised disclosures in Note 3 and reference in Note 12 for the periods presented in future filings:

The Effect of Trading Activities on the Consolidated Statements of Operations and Comprehensive Income (Loss)

	Trading Revenue
Type of Instrument	2021	2020	2019
Foreign Currency	$1,453	$(1,443)	$(503,364)
Stock Indices	4,879,460	1,438,798	(2,970,874)
Commodities	(506,106)	446,603	5,268,048
Equity	10,920,372	(50,083)	(11,060)
	$15,295,179	$1,833,875	$1,782,750

Line Item in Consolidated Statements of Operations and	Trading Revenue
Comprehensive Income (Loss)	2021	2020	2019
Trading gains (losses)	$15,444,919	$1,833,875	$1,782,750
Change in fair value of option liabilities	(149,740)	-	-
	$15,295,179	$1,833,875	$1,782,750

The revenue related to each category includes realized and unrealized gains and losses on both derivative instruments and nonderivative instruments.

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com

APPENDIX 1

August 31, 2022

Lion Group Holding Ltd.

3 Phillip Street, #15-04
Royal Group Building
Singapore 048693

Dear Sir/Madam:

We hereby consent to the reference of our name under the response made to the comment #2 “Please revise future filings to disclose how you determined that you are not subject to preapproval requirements of CAC or CSRC. If you relied on the advice of counsel in making this determination, please identify counsel and file their consent. If you did not consult counsel in making these determinations, please explain why you did not obtain the advice of counsel. Also, if true, disclose that your determination is based on a risk-based analysis; and include a related risk factor disclosure.” in the response letter of Lion Group Holding Ltd. regarding its Form 20-F filed on April 22, 2022.  We also consent to the filing of this consent letter with the Securities and Exchange Commission as an appendix to the response.

In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, or under the Securities Exchange Act of 1934, in each case, as amended, or the regulations promulgated thereunder.

Very truly yours,

/s/ JunHe LLP

JunHe LLP